Filed pursuant to Rule 253(g)(2)

File No. 024-11352

OFFERING CIRCULAR SUPPLEMENT NO. 1

DATED FEBRUARY 12, 2021

(to the Offering Circular dated December 31, 2020)

Sugarfina Corporation

1700 E Walnut Ave., Suite 500

El Segundo, CA 90245

(855) 784-2734

www.sugarfina.com

This Offering Circular Supplement No. 1 (this “Supplement No. 1”) supplements our Offering Circular dated December 31, 2020, which forms a part of our Offering Statement on Form 1-A (SEC File No. 024-11352), relating to the offer and sale by us of up to 2,750,000 shares of Common Stock, including Bonus Shares. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

Recent Developments

The purpose of this Supplement No. 1 is to provide updated disclosures to the Directors, Executive Officers and Significant Employees section on pages 52 – 54 of the Offering Circular.

This Supplement No.1 should be read in conjunction with, and may not be delivered or utilized without, the Offering Circular, including any amendments or supplements to it.

Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders. Investors in this offering will grant a proxy to the Company’s CEO to vote their shares on all matters put to a vote of the stockholders. In addition, the current holder of Common Stock owns 100% of the voting power of the Company and, assuming a fully-subscribed offering and issuance of all bonus shares, will continue to own approximately 82% of the voting power of all of the Company’s equity stock at the conclusion of this offering and therefore control the board. The proxy will terminate upon the earlier of the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock, the effectiveness of a registration statement under the Exchange Act of 1934 covering the Common Stock or five years after the execution of the subscription agreement in connection with this offering.

The Company has engaged Prime Trust, LLC as agent to hold any funds that are tendered by investors. The offering is being conducted on a best-efforts basis without any minimum target. There is no minimum number of shares that needs to be sold in order for funds to be released to the Company and for this offering to close, which may mean that the Company does not receive sufficient funds to cover the cost of this offering. The Company may undertake one or more closings on a rolling basis. After each closing, funds tendered by investors will be made available to the Company.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION

GENERALLY NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO www.investor.gov.

This offering is inherently risky. See “Risk Factors” on page 10 of the Offering Circular.

The following information replaces the information in the section titled “DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES” on pages 52 through 54 of the Offering Circular dated December 31, 2020:

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The Company’s officers, significant employees and directors are as follows.

Name	Position	Age	Term of Office
Executive Officers:
Scott LaPorta	CEO	58	Since November 1, 2019
Fiona Revic	Secretary and Corporate Counsel	29	Since July 6, 2020
Ryan Nelson	Vice President of Sales	45	Since November 1, 2019
Debra Allen	Vice President of Human Resources	41	Since November 1, 2019
Naveed Goraya	Vice President of Supply Chain Operations	39	Since November 1, 2019
Brian Garrett	Vice President of Finance and IT	40	Since January 11, 2021
Juliette Kim	Vice President of Marketing	40	Since January 25, 2021
Significant Employees:
Roy Olson	Director of Operations	48	Since January 11, 2021
Directors:
Scott LaPorta	Director	58	Since November 1, 2019
Paul L. Kessler	Director	60	Since November 1, 2019
Diana Derycz-Kessler	Director	55	Since November 1, 2019

Scott LaPorta, CEO and Director

Scott LaPorta is a proven senior executive with a record of driving outstanding performance within highly competitive and aspiration driven consumer businesses/brands including Levi Strauss, Hilton, Marriott, Bolthouse Farms, and most recently GT’s Kombucha. Scott provides strategic vision as well as creative and disciplined operational leadership. He has successfully developed and commercialized under managed businesses into high growth enterprises while expanding margins and building capability. Mr. LaPorta has raised over $30 billion in capital and led or co-led over $10 billion of M&A activity as a CFO of operating companies in the hospitality, lodging, and casino industries. He has also led two IPO spin off transactions. Scott took on a turnaround role at Levi Strauss in 2002 that included leading strategy, planning, and restructuring and then ran three divisions of the company. Mr. LaPorta successfully led the commercialization, growth, and eventual sale of the Bolthouse Farms fresh food and beverage business at a category leading exit multiple for a private equity firm. He was with Bolthouse Farms from 2009 through 2016. From January 2017 to July 2018, Mr. LaPorta lead Neuro Drinks as its President. From September 2018 to September 2019, Mr. LaPorta served as Chief Commercial Officer of GT’s Living Foods. Mr. LaPorta holds an MBA in Finance and Marketing from Vanderbilt University and a BS in Accounting from the University of Virginia. While he was at the University of Virginia Scott was a collegiate baseball pitcher.

Fiona Revic, Secretary and Corporate Counsel

Fiona Revic, Esq., is currently our Corporate Counsel. She has served in that position since July 2020. Prior to joining Sugarfina, she was In-House Counsel at Neoteryx, LLC from February 2020 to June 2020 responsible for all legal matters in the normal course of business and was previously Contracts Manager from March 2016 to February 2020 responsible for all commercial contracts. Prior to that, she was Assistant to In-House Counsel at Phenomenex Inc. from January 2015 to January 2016 and assisted with all legal matters. She holds Bachelor of Laws (LLB) degree from the University of Bristol, UK, completed her Legal Practice Course at the University of Law in London, UK, holds her Master of Laws (LLM) from UCLA, and is a member in good standing of the California Bar.

Ryan Nelson, Vice President of Sales

Ryan Nelson brings over 20 years of retail experience to Sugarfina. In his current role at Sugarfina, Ryan is responsible for managing the sales and merchandising strategies for the Sugarfina retail experience both in-store and online. Ryan has been with Sugarfina since May 2016. Prior to joining the brand, Ryan served as the head of retail at Godiva USA from November 2015 and brings a wealth of confections experience along with 10 years in retail management experience from KB Toys. Ryan attended Arizona State University.

Debra Allen, Vice President of Human Resources

Debra Allen serves as our current Vice President of Human Resources. She has been in the role since the launch of the Company on November 1, 2019. Prior to joining us, she served as the head of Human Resources at the Los Angeles Film School from August 2016 to August 2019. In that position she oversaw 400 employees at two different campuses as an HR department of one. Prior to that she held the position of Head of Human Resources for various entertainment companies and ran her own HR consulting firm, spanning from May 2004 to July 2016. She holds a B.A. in political Science from California State University, Northridge and is currently working on her Master’s Degree in Human Resources Management at the University of Southern California.

Naveed Goraya, Vice President of Supply Chain Operations

Naveed Goraya is currently our VP of Supply Chain Operations and oversees Quality, DC Operations, Order Management and Logistics . He joined Sugarfina in October 2019. Prior to joining Sugarfina, he was the VP of Supply Chain for Caliva, a premier cannabis company, from 2018 to 2019. There he oversaw a departmental budget of $25 million. In that position he was responsible for converting to a vertically-integrated supply chain and with expanding a direct-to-consumer distribution model by scaling the operations with growing wholesale and digital e-commerce business. Prior to that he was Head of Supply Chain for Santa Cruz Nutritionals from 2017-2018. Prior to that he was with Captek Softgel International as Director of Supply chain from 2015 to 2017. He holds a B.S. degree in Biology and Chemistry from California State University Bakersfield.

Brian Garrett, Vice President of Finance and IT

Brian Garrett is currently our Vice President of Finance and IT. He joined the Company in January 2021. He brings over 17 years of experience leading accounting and finance teams and over 10 years of financial reporting experience for publicly traded companies. Prior to the Company, he served as Controller of Eagle Pipe, LLC from July 2017 to January 2021. He previously served as Controller at Elite Compression Services, LLC from May 2014 to June 2017, as Assistant Controller at Genesis Energy, L.P. from 2007 to 2014 and held various audit and assurance services roles at Deloitte from 2003 to 2007. He is a licensed CPA in the state of Texas and earned a BBA and MS in Accounting from Texas A&M University in College Station, TX.

Juliette Kim, Vice President of Marketing

Juliette Kim is currently our Vice President of Marketing. She joined Sugarfina in January 2021. She brings over 15 years of marketing experience from both the brand and retailer side to Sugarfina. Prior to joining us, she was the Senior Director of Global Brand Marketing and Product Development at Lancer Skincare from August 2019 to July 2020, Director of Product and Brand Marketing at Hourglass Cosmetics from November 2018 to July 2019, Senior Marketing Manager at Sephora from December 2016 to November 2018 and Brand Marketing Manager for Sally Hansen from June 2015 to July 2016. Her experience spans across brand, product and retail marketing as well as social media, more recently focused on the luxury space. She holds a B.S. in Marketing from the University of Illinois at Chicago.

Roy Olson, Director of Operations

Roy Olson is currently our Director of Operations and will lead our new centralized distribution facility which will start operations in Spring of 2021. Roy joined Sugarfina in January 2021. He has 15 years of end-to-end supply chain and program management expertise. Prior to joining Sugarfina he worked at GEODIS for 6 years, most recently as Director of Operations, starting his supply chain carrier with DHL/Excel for 8 years. Roy’s client experience includes P&G, General Mills, Starbucks, Duluth Trading Company, Bath & Body Works & Ecolab. Roy was honorably discharged from the United States Marine Corps in 1999 after serving 6 years and earned a BBA from Lakeland University in Wisconsin.

Paul L. Kessler, Director

Paul L. Kessler is Principal, Portfolio Manager and Founder of Bristol Capital Advisors, LLC and has extensive experience as a financier and venture capitalist. He is well versed at identifying deep value investment opportunities in a variety of industries. Mr. Kessler has broad experience in finance, actively sourcing, identifying, negotiating, and structuring investment transactions. He has actively worked with executives and boards of companies on corporate governance, strategy, and alignment of interests with stakeholders. Mr. Kessler has guided and overseen over 700 investment transactions. Mr. Kessler is married to Diana Derycz-Kessler.

Diana Derycz-Kessler, Director

Diana Derycz-Kessler has 20 years of experience serving as a principal investor in Bristol Capital Advisors with investments in growing public and private companies in a variety of sectors. Through her investment activities she has taken on active operational roles, including a 17-year tenure as Owner, CEO and President of the Los Angeles Film School where she significantly grew the school’s size and presence to become a leader in media arts education. Ms. Kessler also has extensive experience in strategy, business operations, corporate governance, legal affairs. She holds a Law Degree from Harvard Law School, a Master’s Degree from Stanford University, and her Undergraduate Degree from UCLA. Ms. Kessler is married to Paul L. Kessler.